UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 3, 2003

☐ TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 0-30869

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stratos Lightwave, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stratos Lightwave, Inc.
7444 West Wilson Avenue
Chicago, IL 60706-4549

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements
Stratos Lightwave, Inc. 401(k) Savings Plan
Report of Independent Auditors
Statements of Net Assets Available for Benefits at May 3, 2003 and April 27, 2002
Statements of Changes in Net Assets Available for Benefits For The Years Ended May 3, 2003 and April 27, 2002
Notes to Financial Statements
Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(b) Exhibit
Exhibit 23 - Consent of Independent Auditors
Exhibit 99 - Certification

Financial Statements and Supplemental Schedule

Stratos Lightwave, Inc. 401(k) Savings Plan

Years ended May 3, 2003 and April 27, 2002
with Report of Independent Auditors

Employer Identification Number 36-4360035
Plan #001

Stratos Lightwave, Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedule

Years ended May 3, 2003 and April 27, 2002

Report of Independent Auditors

Administration Committee
Stratos Lightwave, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Stratos Lightwave, Inc. 401(k) Savings Plan as of May 3, 2003 and April 27, 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at May 3, 2003 and April 27, 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of May 3, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young, LLP

October 9, 2003
Chicago, Illinois

     EIN 36-4360035
Plan #001

Stratos Lightwave, Inc.
401(k) Savings Plan

Statement of Net Assets Available for Benefits

	May 3, 2003	April 27, 2007
Assets
Investments:
Group annuity contract	$693,524	$531,000
Money market	21,523	1,069,170
Mutual funds	3,657,448	3,721,879
Equities	204,007	405,451
Participant loans	117,354	105,666

Total investments	4,693,856	5,833,166

Receivables:
Participant contributions	26,501	3,312
Company contributions	9,041	2,464
Due from broker for securities sold	94,416	1,095
Accrued income	2,051	65

Total receivables	132,009	6,936

Liabilities
Cash overdraft	12,843	981,375
Due to broker for securities purchased	647	62,466

Total liabilities	13,490	1,043,841

Net assets available for benefits	$4,812,375	$4,796,261

See notes to financial statements.

     EIN 36-4360035
Plan #001

Stratos Lightwave, Inc.
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year ended	Year ended
	May 3, 2003	April 27, 2002
Additions
Participant contributions	$1,230,040	$1,274,815
Company contributions	571,047	553,326
Rollovers	78,484	233,973
Interest and dividends	97,749	105,702

Total additions	1,977,320	2,167,816

Deductions
Participant withdrawals	1,351,968	815,828
Administrative expenses	2,046	—
Net realized and unrealized depreciation in fair value of investments	607,192	948,966

Total deductions	1,961,206	1,764,794

Transfer from Methode Electronics, Inc. 401(k) Savings Plan	—	4,393,239

Net increase	16,114	4,796,261
Net assets available for benefits:
Beginning of year	4,796,261	—

End of year	$4,812,375	$4,796,261

See notes to financial statements.

3

     EIN 36-4360035
Plan #001

Stratos Lightwave, Inc.
401(k) Savings Plan

Notes to Financial Statements

Years ended May 3, 2003 and April 27, 2002

1. Description of the Plan

The following description of the Stratos Lightwave, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from the Company.

General

The Plan, established effective April 29, 2001, is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the Company can attract and retain qualified employees.

Participation

Employees became eligible to make participant contributions to the Plan on the first day of the quarter of the Plan year following the date of employment. Eligibility to receive the nonelective Company contribution begins on the first day of the quarter of the Plan year following the completion of one year of service. Employees who were participants in the Methode Electronics, Inc. 401(k) Savings Plan immediately prior to the effective date of the Plan became immediately eligible to participate in the Plan. Those participants’ account balances were transferred to the Plan as of May 31, 2001.

Contributions

Participants may elect to contribute a percentage of their pretax annual compensation subject to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

Stratos Lightwave, Inc.
401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Company contributes to the Plan, on behalf of each participant who has completed one year of service, 3% of each participant’s compensation for the portion of the Plan year in which the participant was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Payment of Benefits

Benefits generally are made only upon termination of service, retirement, disability, death, attainment of age 59 1/2, or financial hardship, as defined. Benefits are paid to the participant or participant’s beneficiary in a lump-sum or series of installments. Participants who terminate employment and whose account balances do not exceed $5,000 shall receive an immediate, lump-sum distribution.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratable through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Stratos Lightwave, Inc.
401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

All legal, accounting, and administrative expenses of the Plan are paid by the Company.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The group annuity contract is valued at contract value as estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The group annuity contract had an average yield of 4.41% in 2003 and 3.49% in 2002. The crediting interest rate was 3.75% at May 3, 2003 and April 27, 2002. The crediting interest rate for the group annuity contract is set at the beginning of the calendar year and is periodically reviewed for adjustment. The fair value of the group annuity contract was approximately $708,543 at May 3, 2003.

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are stated at their outstanding principal balances, which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stratos Lightwave, Inc.
401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

During the years, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended
	May 3, 2003	April 27, 2002

Equities	$(187,481)	$(566,427)
Mutual funds	(419,711)	(382,539)

	$(607,192)	$(948,966)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	May 3, 2003	April 27, 2002

Hartford Life Insurance Group Annuity Contract	$693,524	$531,000
Wilmington Trust Company Prime Money Market	*	1,069,170
The American Funds Group:
American Balanced Fund	977,166	921,825
American Mutual Fund	261,267	294,390
Fidelity Institutional Retirement Services Company:
Fidelity Magellan Fund	840,464	1,004,745
Fidelity Growth and Income Fund	766,159	898,511
Government Retirement Money Market Fund	279,986	*

*	Below 5% threshold.

4. Income Tax Status

The Plan has received a determination letter from the IRS dated February 14, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The plan administrator will take all necessary steps to maintain the qualified tax status of the Plan.

Supplemental Schedule

     EIN 36-4360035
Plan #001

Stratos Lightwave, Inc.
401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

May 3, 2003

	Description		Current
Identity of Issue	of Investment	Shares	Value

Annuity Contract
Hartford Life Insurance
Company	Group Annuity Contract	—	$693,524
Money Market
Wilmington Trust Company	Prime Money Market	21,523	21,523
Mutual Funds
The American Funds Group	American Balanced Fund	65,936	977,166
	American Mutual Fund	12,616	261,267
	Europacific Growth Fund	6,271	142,654
Fidelity Institutional
Retirement Services	Government Retirement
Company	Money Market Fund	279,986	279,986
	Magellan Fund	10,127	840,464
	Growth and Income Fund	24,454	766,159
MFS	MFS Investors Growth
	Stock Fund	15,587	151,813
Putnam	Putnam Voyager Fund	17,783	237,939

			3,657,448
Equities
Stratos Lightwave, Inc.*	Stratos Lightwave, Inc.,
	Common Stock	14,434	54,939
Methode Electronics, Inc.*	Methode Electronics, Inc.
	Class A Common Stock	14,029	147,305
Methode Electronics, Inc.*	Methode Electronics, Inc.
	Class B Common Stock	86	1,763

			204,007
Participant loans	Interest rates range from
	9.25% to 10.50%		117,354

			$4,693,856

*	Party in interest.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 30, 2003	By:	/s/ David A. Slack

David A. Slack
On behalf of the Administrative
Committee as Plan Administrator